  As filed with the Securities and Exchange Commission on January 26, 2004.
                                   Registration Statement No.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------
                                  NETGURU, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                              22-2356861
-------------------------------                           ----------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                            22700 SAVI RANCH PARKWAY
                          YORBA LINDA, CALIFORNIA 92887
                                 (714) 974-2500 (Address, including zip code,
               and telephone number,
        including area code, of registrant's principal executive offices)
                            -------------------------
                                  AMRIT K. DAS,
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                  NETGURU, INC.
                            22700 SAVI RANCH PARKWAY
                          YORBA LINDA, CALIFORNIA 92887
                                 (714) 974-2500
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                               NIMISH PATEL, ESQ.
                             RICHARDSON & PATEL LLP
                       10900 WILSHIRE BOULEVARD, SUITE 500
                              LOS ANGELES, CA 90024
                                 (310) 208-1182

    Approximate date of commencement of proposed sale to public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: | |
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: |X|
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: | |

                              CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                         PROPOSED MAXIMUM   PROPOSED MAXIMUM     AMOUNT OF
TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE        AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED          BE REGISTERED(1)      PER SHARE(4)      OFFERING PRICE         FEE
----------------------------------   ----------------    ----------------   -----------------   ------------
Common stock, $0.01 par value,
underlying Convertible Note              2,496,249(2)          $1.54           $3,844,223         $311.00
----------------------------------   ----------------    ----------------   -----------------   ------------
Common stock, $0.01 par value,
underlying Investment Banking
warrants                                   665,000(3)          $1.54           $1,024,100         $ 82.85
----------------------------------   ----------------    ----------------   -----------------   ------------
Common stock, $0.01 par value
issued to Director                          10,000             $1.54           $   15,400         $  1.25
----------------------------------   ----------------    ----------------   -----------------   ------------
Common stock, $0.01 par value,
underlying an option issued to
former officer and director                200,000             $1.54           $  308,000         $ 24.92
----------------------------------   ----------------    ----------------   -----------------   ------------
Common stock, $0.01 par value,
issued to legal counsel                     70,000             $1.54           $  107,800         $  8.72
----------------------------------   ----------------    ----------------   -----------------   ------------
Total                                    3,441,249             $1.54           $5,299,523         $428.74
==================================   ================    ================   =================   ============

(1) In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act. This registration statement covers an aggregate of 3,441,249 shares.
(2) Represents 200% of the good faith estimate of the number of shares that are issuable to the selling security holder following the conversion of interest on and/or principal of a convertible note held by the selling security holder. If our good faith estimate is incorrect and we determine that additional common stock will be required to cover all principal and interest payments, we will be required to file a new registration statement to register any such additional shares.
(3) Includes 180,000 issuable pursuant to the July 2003 Warrant and 485,000 pursuant to warrants issued to other selling security holders.
(4) Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share as reported on The Nasdaq SmallCap Market(R) on January 21, 2004.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING UNDER SECTION 8(a), MAY DETERMINE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL SECURITIES UNDER THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART BECOMES EFFECTIVE.

                  SUBJECT TO COMPLETION, DATED JANUARY 26, 2004

PROSPECTUS

                                  NETGURU, INC.

                        3,441,249 SHARES OF COMMON STOCK

         The shares of our common stock being offered under this prospectus are being offered by selling security holders identified in this prospectus for their own accounts. Our common stock trades on The Nasdaq SmallCap Market under the symbol "NGRU." The last reported sale price of our common stock on January 22, 2004, was $1.65 per share.

         Our principal offices are located at 22700 Savi Ranch Parkway, Yorba Linda, California 92887, and our telephone number is (714) 974-2500.

                            -------------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                 PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 12.

                            -------------------------

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               The date of this prospectus is ___________, 2004.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS..................................................................12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................23
SELLING SECURITY HOLDER.......................................................24
PLAN OF DISTRIBUTION..........................................................26
USE OF PROCEEDS...............................................................27
INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................28
EXPERTS.......................................................................28
LEGAL MATTERS.................................................................28
TRANSFER AGENT AND REGISTRAR .................................................28
WHERE YOU CAN FIND MORE INFORMATION...........................................29
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................30

                               PROSPECTUS SUMMARY

         This summary highlights some information from this prospectus. Because it is a summary, it necessarily does not contain all of the information necessary to your investment decision. To understand this offering fully, you should read carefully the entire prospectus, especially the risks of investing in our common stock discussed under "Risk Factors."

         In connection with a strategic financing with Laurus Master Fund, Ltd., this prospectus covers the resale of (i) up to 2,496,249 shares of our common stock that may become issuable upon conversion of a convertible promissory note dated December 4, 2003, as amended, in the original principal amount of $1,400,000; (ii) up to 180,000 shares of our common stock that are issuable upon exercise of a warrant dated July 31, 2003 pursuant to a previous strategic financing with Laurus Master Fund, Ltd; (iii) of an aggregate 485,000 shares of common stock underlying warrants we issued to J.P. Turner and Company, LLC, The Seidler Companies Incorporated, and Silverman Heller Associates; (iv) 10,000 shares of common stock issued to Garret Vreeland, a director, for services rendered to the Company; (v) 200,000 shares of common stock underlying an option we issued to Jyoti Chatterjee, a former employee and director pursuant to a Separation and Release Agreement; (vi) 50,000 shares of our common stock issued to Rutan & Tucker, LLP for legal services; and (vii) 20,000 shares of common stock to Richardson & Patel, LLP for legal services.

                                   OUR COMPANY

OVERVIEW

         We were incorporated in 1981 under the name Research Engineers, Inc. and changed our name to netGuru, Inc. in 2000. We are a Delaware corporation. Our primary business offerings are:

         o Engineering and collaborative software products and services for businesses worldwide;

         o Information technology, or IT, services (including value-added IT services); and

         o Web-based telecommunications and travel services (including long-distance communication services that include call termination services and prepaid phone cards; and travel services).

PRODUCTS AND SERVICES

         Engineering and Collaborative Software Products and Services
         ------------------------------------------------------------

         Over the past 22 years, we have continuously improved our core competency and established a strong brand for our engineering software within the architectural/engineering/construction, or A/E/C, markets worldwide. Our engineering software primarily is used for the specific calculations required for the design of civil and structural engineering projects. We have established our leadership position in the engineering software industry by being the first-to-market for personal computer-, or PC-, based engineering software and by being the first mover to penetrate foreign markets. Currently, 46 of the 50 largest engineering design firms in the world use our engineering software. We have 19,000 customers, with over 47,000 installations and approximately 160,000 users in 85 countries.

         Our stand-alone and network-based engineering software products provide fully integrated, easy-to-use design automation and analysis solutions for use by engineering analysis and design professionals worldwide. We have developed a comprehensive line of structural, mechanical, civil and process/piping engineering software products, including our STAAD/Pro(R) family of products, FabriCAD, ADLPIPE, STARDYNE(R), CIVILSOFT and CIVILMASTER(R). Our products assist engineers in performing mission-critical functions, including analysis and design of industrial, commercial, transportation and utility structures, pipelines, machinery, automotive and aerospace products; and survey, contour and digital terrain modeling.

         All of our engineering software products use our proprietary Windows-based graphics engine that provides a modern graphics environment for model development, visualization/verification and drawing generation. These products are also designed for use with third-party computer aided design, or CAD, drafting systems, including AutoCAD and MicroStation. Our structural and civil engineering products provide eight international language options and twelve local design codes required by our worldwide markets.

         In April 2000, we acquired Allegria Software, Inc., a developer of Web-based document management and collaborative tools for engineers and manufacturers, and we added Allegria Software's e-Review and ForReview collaborative products to our offerings. Our collaborative software innovations are changing the way engineers conduct their day-to-day business. Once installed at a host location, our eReview collaborative software enables a host and other participants to engage in real-time Web-based conferencing and document sharing anywhere and anytime in over 150 widely used document formats. eReview allows our customers to bridge physical distances in their global business environments by enabling decision makers to communicate without costly and time consuming travel to geographically dispersed locations. Complementing eReview, our WebWorks software provides comprehensive project-based document and team management functions. Our collaborative products can be implemented as stand-alone enterprise solutions or as an integrated system working in concert with our other products. Due to our engineering experience, our collaborative software is ideally suited for multi-faceted A/E/C projects but also has direct application for many other industries.

         We generate revenues from software licensing fees and annual support fees established at the time of the initial contract. Suggested list prices for most of our software products range from approximately $850 to $7,000 and up to $1,000 per license for eReview and related products.

IT SERVICES

         We are an IT total solutions provider, or TSP. Our IT services division has provided contracted IT services and software solutions to a wide variety of vertical industry markets (that is, a particular industry or group of enterprises to whom similar goods and services can be sold), with an emphasis on engineering, aerospace, e-commerce, semiconductors, finance, education, insurance, manufacturing, distribution, retail, government, pharmaceuticals and healthcare. As a TSP, we provide our business-to-business clients with services that involve integration of multiple existing third party software solutions, and we also offer value-added IT services by incorporating our proprietary collaborative software technology and/or our engineering solution software into enterprise solutions designed to accomplish our clients' current objectives and grow with our clients' enterprises. We specialize in providing IT services that involve mission critical applications that deliver round-the-clock performance.

         We offer our IT services through our two service offices located in Boston, Massachusetts and San Jose, California. We provide IT services both on a project basis and through on-site consulting. When we provide IT services on a project basis, we assume full project management responsibility. Typically, projects are of a fixed duration and are charged at a fixed price. When we provide on-site consulting services, we bill our clients on a time and materials basis.

         We provide IT services to customers in the United Kingdom, France and Germany in addition to customers in North America. We strive to contain costs while remaining competitive by utilizing our production centers in India to support our IT services business.

WEB-BASED TELECOMMUNICATIONS AND TRAVEL SERVICES

         Our Web-based telecommunications and travel services activities comprise long-distance communication services that include call termination services and prepaid phone cards, and travel services targeted primarily toward certain niche markets.

         Long-Distance Communication Services
         ------------------------------------

         We offer global long-distance call termination services to communication service providers through our gateway in the U.S. by traditional delivery methods such as international leased lines and satellite access. Our long- distance call termination services involve a number of steps. We collect voice traffic from long-distance service providers. We convert analog traffic to digital traffic where necessary using software licensed from a third-party. We compress the traffic and carry it on our communications infrastructure. We then drop off the traffic at a point where another service provider picks up the traffic and carries it to its destination or to another service provider. We generate our revenues from the long-distance service provider from whom we received the traffic, and we pay the service provider to whom we drop off the traffic. As is typical of other small long-distance call termination service providers, we do not have long-term commitments with third parties to purchase or sell these communication services.

         Our managed communications network is designed to be a premium communications and data network built with carrier-grade communications switches and equipment linked by a combination of the Internet, international leased lines and satellite access. We monitor and control our communications network round-the-clock to deliver high quality voice communications. In the United States, our communications gateway and switch is located in a leased communications facility in Los Angeles, California.

         We sell prepaid phone cards through our automated proprietary Websites. The phone cards are available for both domestic and international long-distance calls.

         Most phone cards are paid for by credit card. Long distance call termination services are paid for by wire transfer or check within one or two weeks after we provide the service.

         Travel Services
         ---------------

         We offer online international travel services that primarily are targeted toward the Asian community and persons of Indian origin located throughout the world. Our travel services primarily consist of domestic and international flight reservations and ticketing, vacation travel planning and services, and travel services specifically tailored to the needs of our business client companies. Most online travel sales are paid for by credit card.

                THE LAURUS MASTER FUND, LTD. STRATEGIC FINANCING

         On December 4, 2003, we entered into a certain Securities Purchase Agreement, with Laurus Master Fund, Ltd., or Laurus. In this prospectus, we refer to the Securities Purchase Agreement, as amended, as the Agreement. Pursuant to the Agreement, we sold to Laurus a convertible note in the original principal amount of $1,400,000 that is scheduled to mature on December 4, 2006. On December 31, 2003, the outstanding principal balance of the note was $1,400,000. In this prospectus, we refer to the note, as amended, as the Convertible Note. The net proceeds from the sale of the Convertible Note have been used for working capital. The Company previously borrowed $900,000 from Laurus pursuant to a certain $4,000,000 Secured Convertible Note dated July 31, 2003. We refer to this note as the July 2003 Note. Such prior outstanding loan amount is now an obligation under the Convertible Note with such obligation canceled under the July 2003 Note. As of December 31, 2003, there were no borrowings outstanding on the July 2003 Note. In connection with the July 2003 Note, we issued Laurus a warrant to purchase up to 180,000 shares of our common stock at any time or from time to time on or before July 31, 2008, as discussed further below. In this prospectus, we refer to the warrant as the July 2003 Warrant. In consideration for the July 2003 Note, we paid Laurus Capital Management, LLC, an affiliate of Laurus, a $140,000 fee. In consideration for the purchase of the Convertible Note, we paid Laurus Capital Management, LLC, an additional $10,000 fee. We have included in this prospectus for registration with the Securities and Exchange Commission, or the Commission, a good faith estimate of 200% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note, at the present fixed conversion price of $1.30 per share.

         The Convertible Note bears interest at an annual rate equal to the greater of 5% or the prime rate plus 1%. The Convertible Note requires monthly interest payments in arrears, and payment of a portion of the principal, as amortized through the maturity date on December 4, 2006, on the first business day of each month beginning April 1, 2004. The Convertible Note is secured by our assets. The Convertible Note is convertible at a fixed conversion price of $1.30 per share of our common stock, subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like, and in connection with future issuances of our common stock at prices per share below the then-applicable conversion price. However, if we are in default under the Agreement or the Convertible Note, the Convertible Note will be convertible at a per share conversion price equal to the lower of the fixed conversion price or 70% of the average of the three lowest closing prices for our common stock during the preceding 30 trading days. Also, if a conversion occurs pursuant to a call notice as described below, then the conversion price will be equal to the lesser of the fixed conversion price and 90% of the average of the closing prices of our common stock during the 15 trading days preceding the date of the call notice. At any time before the Convertible Note is fully paid, Laurus may choose to convert all or part of the accrued interest on and/or principal of the Convertible Note at the conversion price then in effect, subject to the beneficial ownership limitations described below and subject to a volume limitation. The volume limitation prohibits Laurus from converting on any date any portion of the principal of or accrued interest on the Convertible Note that would result in the issuance of a number of shares of common stock with a dollar value exceeding 25% of the aggregate dollar trading volume during the 30 trading days preceding the date of conversion.

         At our election the monthly payment may be made in cash or in shares of our common stock, or in any combination of both, except that, during periods in which the registration statement of which this prospectus is a part is not effective or in which we are in default under the Convertible Note, we must make payments solely in cash. If we do not elect at least 20 days prior to a monthly payment date to make the payment in shares of our common stock, then the payment shall be made in cash. If all or part of a monthly payment is made in shares of our common stock, then the then-effective conversion price is to be used to determine the number of shares to be issued. Notwithstanding the above, if we have previously elected to pay all or a portion of a monthly payment in shares of our common stock and the average closing price of our common stock for the 10 trading days preceding the monthly payment date is less than 110% of the fixed conversion price, then we, at our sole discretion, shall determine whether (i) to pay the monthly payment in cash; or (ii) require Laurus to convert all or part of the monthly payment amount that we had elected to pay in shares of our common stock at a conversion price equal to 85% of the average of the three lowest closing prices during the twenty (20) trading days immediately preceding the conversion date. Any part of the monthly payment not converted into shares of our common stock by the monthly payment date shall be paid in cash.

         During any period when the registration statement of which this prospectus is a part remains effective, we may issue a call notice to Laurus stating that, at least 30 days from the date of the call notice, we wish to convert into shares of our common stock a portion or all of the principal of and interest accrued on the Convertible Note. No more than 20% of the aggregate dollar trading volume of our common stock for the 22 trading days preceding the date of the call notice may be converted under any call notice. The conversion price will be equal to the lesser of the fixed conversion price and 90% of the average of the closing prices of our common stock during the 15 trading days preceding the date of the call notice.

           During any period when the registration statement of which this prospectus is a part remains effective and we are not in default under the Convertible Note, we will have the right under the Agreement to redeem all or any portion of the remaining outstanding principal balance of the Convertible Note. To effect a redemption, we must issue Laurus a redemption notice that provides that we will pay Laurus a cash redemption price that is equal to 104% of the outstanding principal amount of the Convertible Note to be redeemed, plus all accrued but unpaid interest and other sums payable to Laurus, if any. Laurus may elect, within five business days, to convert all or any portion of the redemption price into shares of our common stock at the then-effective conversion price instead of receiving cash. On or before the seventh business day after Laurus receives the redemption notice, we must pay Laurus in cash an amount equal to the redemption price stated in the redemption notice less any portion of the redemption price Laurus elected to convert into shares of our common stock.

         The five-year July 2003 Warrant permits Laurus to purchase up to 180,000 shares of our common stock, at any time or from time to time, at the exercise prices described below. The July 2003 Warrant permits Laurus to purchase up to 60,000 shares at an exercise price of $1.495 per share, up to an additional 60,000 shares at an exercise price of $1.625 per share, and up to an additional 60,000 shares at an exercise price of $1.885 per share. Each of the exercise prices and the number of shares underlying the July 2003 Warrant are fixed but are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like.

         The July 2003 Warrant contains a "cashless exercise" feature such that if the market price of our common stock exceeds the per share exercise price, Laurus may, at its option, exchange the right to purchase all or part of the maximum shares underlying the July 2003 Warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price. For example, if Laurus elects to purchase 1,000 shares under the July 2003 Warrant where the closing price of our common stock is $10.00 and the exercise price per share is $1.76, then the number of shares Laurus would receive would be calculated by using the following formula:

                   Y (A-B)      X=  the number of shares to be issued
                   ------ = X
                      A         Y=  the number of shares purchasable
                                    under the portion of the July 2003 Warrant being exercised
                                A=  the closing price of a share of common
                                    stock on the date of exercise
                                B=  the exercise price

In the above example, the number of shares Laurus would receive would be calculated as follows pursuant to the formula:

                          1,000 ($10.00-$1.76)
                          --------------------  =   824
                               $10.00

Thus, in the example, Laurus would be issued 824 shares upon exercise of the July 2003 Warrant.

         Laurus has contractually agreed to two separate beneficial ownership limitations that restrict conversion of the Convertible Note and the exercise of the July 2003 Warrant. Laurus has agreed that the Convertible Note shall not be converted and the July 2003 Warrant shall not be exercised to the extent such conversion would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our common stock outstanding at that time. Laurus may cause this 4.99% limitation to expire by providing us 75 days advance notice of its intention to do so. This 4.99% limitation does not preclude conversion of the Convertible Note or exercise of the July 2003 Warrant over time, so long as Laurus' beneficial ownership of our common stock, together with its affiliates, does not exceed the limitation amount. This 4.99% limitation automatically becomes void upon an event of default under the Convertible Note.

         Laurus has also agreed that the Convertible Note shall not be converted and the July 2003 Warrant shall not be exercised to the extent that such conversion would result in Laurus, together with its affiliates, beneficially owning more than 3,563,524 shares of our common stock, unless and until we obtain stockholder approval in accordance with Nasdaq corporate governance rules, or an exemption from the applicable provision of Nasdaq corporate governance rules. If Laurus requests, we must file a preliminary proxy statement seeking such approval within 30 days of the request, and we must also take the other steps necessary to obtaining the necessary approval within 90 days of the request.

         Events of default under the Convertible Note include failure to pay principal, interest or other fees due under the Convertible Note within four days after they become due, breach of any material covenant, term, representation or warranty contained in the Agreement or the Convertible Note if we do not cure the breach within 30 days after receipt of written notice of the breach, our making of an assignment for the benefit of creditors or the appointment of a receiver or trustee for all or substantially all of our property or business, the filing against us or our assets of any judgment, writ or similar final process for more than $250,000 if the judgment, writ or process remains unvacated, unbonded or unstayed for 90 days, institution of bankruptcy or similar proceedings against us, the existence of a Commission stop trade order or a suspension of trading on the Principal Market for five consecutive days or for five days during any period of ten consecutive days (except where all Principal Market trading is suspended), the occurrence of an event of default under the security agreement relating to the Convertible Note, and our failure to timely deliver common stock to Laurus upon conversion of the Convertible Note. Principal Market, as defined in the Convertible Note, means whichever of the OTC Bulletin Board, The Nasdaq SmallCap Market, The Nasdaq National Market System, American Stock Exchange or New York Stock Exchange is at the time the principal trading exchange or market our common stock.

         If an event of default occurs and continues, then Laurus may accelerate the due date of all principal, interest and other fees and amounts remaining unpaid under the Convertible Note. In the event of acceleration, the amount due and owing to Laurus shall be 125% of the outstanding principal amount of the Convertible Note, plus accrued and unpaid interest and fees, if any, which must be paid in cash.

         We have recorded a debt discount as a result of the issuance of the July 2003 Warrant of approximately $201,000. We have recorded the payment of $10,000 toward the fee to Laurus' affiliate as prepaid loan fees, which amount is being charged to interest expense, ratably, over the term of the Convertible Note.

         Prior to this financing, on December 13, 2002, we entered into a certain Securities Purchase Agreement with Laurus whereby we sold to Laurus a convertible note in the original principal amount of $2,000,000 that is scheduled to mature on July 31, 2005. In this prospectus, we refer to this note, as amended, as the December 2002 Note. At December 31, 2003, the principal balance outstanding on the December 2002 Note was $985,710. In consideration for the purchase of the December 2002 Note, we paid Laurus Capital Management, LLC, an affiliate of Laurus, a $200,000 fee and issued to Laurus a warrant to purchase up to 200,000 shares of our common stock at any time or from time to time on or before December 13, 2007. 200% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note, at the present fixed conversion price of $1.30 per share, and 100% of the shares underlying the relating warrant are registered pursuant to an effective S-3 registration statement.

                      OTHER SELLING SECURITY HOLDERS

         On December 31, 2003, we issued to J.P. Turner and Company, LLC, for investment banking services, a warrant to purchase 235,000 shares of our common stock that is being registered for resale by J.P. Turner and Company, LLC under this prospectus. On December 31, 2003, we issued to The Seidler Companies Incorporated for investment banking services, a warrant to purchase 200,000 shares of our common stock that is being registered for resale by The Seidler Companies Incorporated under this prospectus. On December 31, 2003, we issued to Silverman Heller Associates for investor relations services, a warrant to purchase 50,000 shares of our common stock that is being registered for resale by Silverman Heller Associates under this prospectus. On December 31, 2003, we issued to Garret Vreeland, a director, 10,000 shares of our common stock for director services that are being registered for resale by Mr. Vreeland under this prospectus. On December 31, 2003, pursuant to a Separation and Release Agreement, we granted to Jyoti Chatterjee, a former employee and director, an option to purchase 200,000 shares of our common stock that is being registered for resale by Mr. Chatterjee under this prospectus. Additionally, on January 20, 2003 we issued to Rutan and Tucker, LLP and Richardson and Patel, LLP, 50,000 and 20,000 shares of our common stock, respectively for legal services rendered.

                                  THE OFFERING

Common stock underlying the
interest and/or principal of the
Convertible Note                               2,496,249 shares

Common stock underlying the
July 2003 Warrant                                180,000 shares

Common stock underlying warrants                 485,000 shares
issued to other Selling Security Holders

Common stock issued to other                      80,000 shares
Selling Security Holders

Common stock underlying an option                200,000 shares
issued to other Selling Security Holders

Use of Proceeds                            All proceeds from the sale of shares
                                           underlying the Convertible Note, the
                                           July 2003 Warrant and the shares
                                           issued to the other Selling Security
                                           Holders will be received by the
                                           selling security holders for their
                                           own respective accounts. See "Use of
                                           Proceeds."

Risk Factors                               You should read the "Risk Factors"
                                           beginning on page 12, as well as
                                           other cautionary statements
                                           throughout this prospectus, before
                                           investing in shares of our common
                                           stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following financial data is provided as of and for the fiscal years ended March 31, 2003 and 2002 and the six months ended September 30, 2003. The financial data as of and for the fiscal years ended March 31, 2003 and 2002 is derived from, and is qualified by reference to, the audited consolidated financial statements and the notes to those consolidated financial statements that are incorporated by reference into this prospectus. The financial data as of and for the six months ended September 30, 2003 is derived from, and is qualified by reference to, unaudited consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, those unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data as of and for the six months ended September 30, 2003. Our historical results are not necessarily indicative of results to be expected for any future periods.

CONSOLIDATED STATEMENTS OF OPERATIONS                  YEARS ENDED               SIX MONTHS
AND COMPREHENSIVE LOSS DATA                             MARCH 31,                   ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):          --------------------          SEPTEMBER 30,
                                                   2003           2002               2003
                                                   ----           ----               ----
Net revenues                                      $ 20,033       $ 24,282        $ 8,698
Loss from operations                                (4,685)        (7,572)          (901)
Net loss                                           (10,529)        (8,944)        (1,170)
Total comprehensive loss                           (10,286)        (9,001)        (1,093)
Basic loss per share                              $  (0.61)      $  (0.53)       $ (0.07)
Diluted loss per share                            $  (0.61)      $  (0.53)       $ (0.07)
Weighted average shares outstanding, basic          17,310         16,982         17,333
Weighted average shares outstanding, diluted        17,310         16,982         17,333


CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS):        MARCH 31,      MARCH 31,    SEPTEMBER 30,
                                                         2003          2002           2003
                                                     ------------   ------------   ------------
Cash and cash equivalents ........................   $     2,861    $     3,466    $     1,957
Working capital ..................................         1,077          3,766            769
Total assets .....................................        14,313         23,066         12,306
Long-term debt, net of current portion ...........         1,270            567          1,138
Stockholders' equity .............................         5,310         15,331          4,835


                                  RISK FACTORS

         AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING TO INVEST OR MAINTAIN AN INVESTMENT IN SHARES OF OUR COMMON STOCK. THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT IS LIKELY THAT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD BE HARMED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.

     OUR PLANS TO RETURN TO PROFITABILITY DEPEND ON OUR ABILITY TO INCREASE REVENUES DESPITE CUTTING COSTS IN A VARIETY OF AREAS, WHICH MAY NOT BE FEASIBLE.

         We incurred net losses of $10,529,000 and $1,170,000 for the fiscal year ended March 31, 2003 and the six months ended September 30, 2003, respectively. We used cash in operations totaling $2,068,000 and $770,000 for the fiscal year ended March 31, 2003 and the six months ended September 30, 2003, respectively. During the past year we have significantly reduced our operating expenses. However, in order to achieve profitability, we must increase our revenues while continuing to control our expenses. We are continuing to implement cost containment measures in an effort to reduce our cash consumption from operations both domestically and abroad, and we are working to increase sales of our software products.

         If adequate funds from operating activities are not available, we may be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain portions of our technologies or potential products or other assets. Furthermore, because some of the areas of expense cutting, such as sales and marketing and research and development, involve activities that we ordinarily undertake with the expectation that they will contribute to future revenues, obtaining and maintaining profitability may be difficult, even with reduced expenses. Even if near-term profitability can be achieved through cost-cutting, it will not be sustainable if the effect of cost-cutting is to impede future revenue growth.

     IF WE ARE UNABLE TO RAISE CAPITAL IN THE FUTURE, WE MAY BE UNABLE TO FUND OPERATING CASH SHORTFALLS.

         Our future capital requirements will depend upon many factors, including sales and marketing efforts, the development of new products and services, possible future strategic acquisitions, the progress of our research and development efforts, and the status of competitive products and services. As of March 31, 2003 and September 30, 2003, we had working capital of $1,077,000 and $769,000, respectively, and an accumulated deficit of $27,334,000 and $28,504,000, respectively. As of those dates, we had $2,861,000 and $1,957,000, respectively, in cash and cash equivalents and $2,889,000 and $2,617,000, respectively, of accounts receivable, net of allowance for doubtful accounts.

         We believe that current and future available capital resources, including our Convertible Note with Laurus, will be adequate to fund our operations for the next twelve months. However, to the extent we are in need of any additional financing, it may not be available to us on acceptable terms, or at all. Our inability to obtain any needed financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also hinder our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitiveness.

         Any financing may cause significant dilution to existing stockholders. Any debt financing or other financing of securities senior to common stock likely will include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock.

     OUR ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD (SFAS) NO. 142 INCREASED OUR LOSSES FOR THE YEAR ENDED MARCH 31, 2003 BY $5,824,000 DUE TO AN IMPAIRMENT WRITE-DOWN FOR OUR IT SERVICES DIVISION AND COULD ALSO CAUSE US TO INCUR LARGE LOSSES IN FUTURE ACCOUNTING PERIODS IF WE DETERMINE THAT THERE HAS BEEN ADDITIONAL IMPAIRMENT OF GOODWILL.

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." We adopted this statement effective April 1, 2002. Under this statement, goodwill is no longer amortized and became subject to annual testing for impairment beginning April 1, 2002. The provisions of this statement require us to perform a two-step test to assess goodwill for impairment. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value, then goodwill is not impaired and we need not proceed to the second step. If the carrying value of a reporting unit exceeds its fair value, then we must determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the unit's goodwill. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, then we will record an impairment loss in the amount of the excess.

         We assessed the fair value of our three reporting units by considering their projected cash flows, using risk-adjusted discount rates, and by the market approach in evaluating the market valuation of the units as compared to competing companies. Given consideration of relevant factors, we concluded that, as of April 1, 2002, an impairment write-down for our IT services division was required. In accordance with the provisions of the statement, we recorded an impairment charge of $5,824,000 to IT services goodwill in fiscal 2003 as a cumulative effect of a change in accounting principle. We are required to perform additional reviews for impairment annually, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the net carrying amount. We cannot predict whether or when there will be an additional impairment charge, or the amount of any such charge. If the charge is significant, it could cause the market price of our common stock to decline.

     OUR LIMITED OPERATING HISTORY IN OUR TELECOMMUNICATIONS AND TRAVEL SERVICES BUSINESS MAKES IT DIFFICULT TO PREDICT OUR FUTURE SUCCESS

         We have only been offering Internet-based business-to-business services and telephony and Travel services to the global community for the past three years. As a result, we have limited operating histories in each of these lines of business. Therefore, our historical financial information is of limited value in projecting our future success in these markets.

     THE VOTING POWER OF YOUR INVESTMENT AND OUR EARNINGS PER SHARE WOULD BE SUBSTANTIALLY DILUTED IF ALL OR SIGNIFICANT PORTIONS OF THE LAURUS NOTES WERE CONVERTED INTO SHARES OF OUR COMMON STOCK AT THEIR INITIAL FIXED CONVERSION PRICES.

         As of December 31, 2003, the outstanding principal balances of $1,400,000 and $985,710 under the Convertible Note and the December 2002 Note (collectively, the "Laurus Notes"), respectively, were convertible by Laurus into up to 1,076,923 and 758,238 shares of our common stock, respectively, at an initial fixed conversion of $1.30 per share. At December 31, 2003, 17,917,154 shares of our common stock were issued and outstanding and/or issuable. If the 1,835,161 aggregate number of shares of common stock underlying the Laurus Notes had been issued and outstanding as of that date, disregarding conversion limitations described in the agreements, then Laurus would have beneficially owned approximately 9.3% of the 19,752,315 shares of common stock that would have been outstanding on December 31, 2003. We may borrow additional amounts under the July 2003 Note from time to time, which would increase the principal balance that could potentially be converted into shares of our common stock in the future. As a result, if the entire principal balance of the Laurus Notes and/or any additional amounts we may borrow under the Convertible Note were converted at their initial fixed conversion prices, substantial dilution of the voting power of your investment and of our earnings per share would occur.

     THE MARKET PRICE OF OUR COMMON STOCK AND THE VALUE OF YOUR INVESTMENT COULD SUBSTANTIALLY DECLINE IF ALL OR SIGNIFICANT PORTIONS OF THE LAURUS NOTES WERE CONVERTED INTO SHARES OF OUR COMMON STOCK AND RESOLD INTO THE MARKET, OR IF A PERCEPTION EXISTS THAT A SUBSTANTIAL NUMBER OF SHARES WILL BE ISSUED UPON CONVERSION OF THE LAURUS NOTES AND THEN RESOLD INTO THE MARKET.

         If the conversion prices at which the Laurus Notes are converted are lower than the price at which you made your investment, immediate dilution of the value of your investment will occur. In addition, sales of a substantial number of shares of common stock issued upon conversion of the Laurus Notes, or even the perception that such sales could occur, could adversely affect the market price of our common stock, which would mean that the Laurus Notes would be convertible into an increased number of shares of our common stock in cases where, as described elsewhere in these risk factors, the conversion price is based upon a discount from the closing price of our common stock. You could, therefore, experience a substantial decline in the value of your investment as a result of both the actual and potential conversion of the Laurus Notes.

     THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD DECLINE IF THE LAURUS NOTES ARE CONVERTED AT A REDUCED PRICE DUE TO OUR ISSUANCE OF LOWER-PRICED SHARES.

         The $1.30 initial fixed conversion price of the Convertible Note is subject to downward weighted-average anti-dilution adjustments. For example, if the conversion price were $1.30 per share and we were to issue 1,000,000 shares of common stock at a price of $1.00 per share in a transaction that is not excluded from the anti-dilution provisions, then the fixed conversion price of the Convertible Note would be reduced to $1.28 per share, and an additional approximate 28,674 shares of common stock would become issuable upon conversion of the principal amount of the two Laurus notes. Consequently, the voting power and value of your investment would decline if conversions occurred at the new fixed conversion prices.

     THE MARKET PRICE OF OUR COMMON STOCK COULD SUBSTANTIALLY DECLINE AND THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD BE SUBJECT TO UNLIMITED ADDITIONAL DILUTION IF THE CONVERTIBLE NOTE IS CONVERTED ON ONE OR MORE OCCASIONS AT AN ALTERNATE CONVERSION PRICE THAT APPLIES IF WE ARE IN DEFAULT OR IF WE ISSUE A CALL NOTICE UNDER THE CONVERTIBLE NOTE, PARTICULARLY IF LAURUS SEQUENTIALLY CONVERTS PORTIONS OF THE NOTE INTO SHARES OF OUR COMMON STOCK AT ALTERNATE CONVERSION PRICES AND RESELLS THOSE SHARES INTO THE MARKET.

         If we are in default or we issue call notices under the Convertible Note, then an alternate conversion price based on a discount from the market price of our common stock may apply, and the Convertible Note could become convertible into an unlimited number of additional shares of our common stock, particularly if Laurus sequentially converts portions of the Convertible Note into shares of our common stock at alternate conversion prices and resells those shares into the market. If Laurus sequentially converts portions of the Convertible Note into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Consequently, if a default occurs and continues, and if Laurus repeatedly converts portions of the Convertible Note at alternate conversion prices and then resells those underlying shares into the market, a continuous downward spiral of the market price of our common stock could occur that would benefit Laurus at the expense of other existing or potential holders of our common stock, creating a conflict of interest between Laurus and investors who purchase the shares of common stock resold by Laurus following conversion of the Convertible Note.

         For example, if a conversion of the Convertible Note occurs while we are in default under that note or the related purchase agreement, then the conversion price of that note will be equal to the lesser of the fixed conversion price or 70% of the average of the three lowest closing prices of our common stock during the preceding 30 trading days. So, if we were in default under the Convertible Note and Laurus then elected to convert $100,000 of the principal amount of the note at a time when the fixed conversion price was $1.30 per share and the average of the three lowest closing prices of our common stock during the thirty preceding trading days also was $1.30, then the applicable conversion price would be $0.91 rather than $1.30, and the number of shares issuable upon the conversion would be 109,890 based upon the alternate conversion price rather than 76,923 based upon the fixed conversion price. The resale of those shares into the market would very likely depress the market price of our common stock because our stock is thinly traded and because Laurus could resell those shares at a discount to the market price and still realize a profit.

         For example, Laurus could resell the 109,890 shares at a price of $1.10, which is $0.19 above the hypothetical $0.91 alternate conversion price but $0.20 below the $1.30 hypothetical market price. If such a sale were to cause the average of the three lowest closing prices of our common stock to decline from $1.30 to $1.10 during the thirty trading days preceding Laurus' next conversion at an alternate conversion price, then Laurus could convert all or any remaining portion of the Convertible Note at a conversion price equal to 70% of $1.10, or $0.77, and then resell those shares at a discount from this new, lower market price while still making a profit on the resale, such as selling for $1.00 and still realizing a $0.23 profit while causing the market price to go to $1.00. Consequently, the market price of our common stock could decline and the voting power and value of your investment could be subject to unlimited additional dilution if Laurus repeatedly converts portions of the Convertible Note at alternate conversion prices and then resells those underlying shares into the market.

     THE MARKET PRICE OF OUR COMMON STOCK COULD SUBSTANTIALLY DECLINE AND THE VOTING POWER AND VALUE OF YOUR INVESTMENT COULD BE SUBJECT TO ADDITIONAL DILUTION IF THE CONVERTIBLE NOTE IS CONVERTED ON ONE OR MORE OCCASIONS AT AN ALTERNATE CONVERSION PRICE THAT APPLIES IF WE PREVIOUSLY ELECTED TO PAY ALL OR A PORTION OR A PORTION OF OUR MONTHLY PAYMENT IN SHARES OF OUR COMMON STOCK AND OUR STOCK IS TRADING AT LESS THAN $1.43 FOR THE TEN TRADING DAYS PRECEDING THE MONTHLY PAYMENT DATE, PARTICULARLY IF LAURUS SEQUENTIALLY CONVERTS PORTIONS OF THE NOTE INTO SHARES OF OUR COMMON STOCK AT ALTERNATE CONVERSION PRICES AND RESELLS THOSE SHARES INTO THE MARKET.

         If we have previously elected to pay all or a portion of a monthly payment in shares of our common stock and the average closing price of our common stock for the 10 trading days preceding the monthly payment date is less than $1.43, then we, at our sole discretion, shall determine whether (i) to pay the monthly payment in cash; or (ii) require Laurus to convert all or part of the monthly payment amount that we had elected to pay in shares of our common stock at a conversion price equal to 85% of the average of the three lowest closing prices during the twenty (20) trading days immediately preceding the conversion date. If Laurus sequentially converts portions of the Convertible
Note into shares of our common stock at alternate conversion prices and resells those shares into the market, then the market price of our common stock could decline due to the additional shares available in the market, particularly in light of the relatively thin trading volume of our common stock. Consequently, if we elect to have Laurus repeatedly convert portions of the Convertible Note at alternate conversion prices and then Laurus resells those underlying shares into the market, a continuous downward spiral of the market price of our common stock could occur that would benefit Laurus at the expense of other existing or potential holders of our common stock, creating a conflict of interest between Laurus and investors who purchase the shares of common stock resold by Laurus following conversion of the Convertible Note.

         For example, if we elect to pay Laurus in shares of our common stock and the average closing price of our common stock for the 10 trading days preceding the monthly payment date is less than $1.43, then the conversion price of the monthly payment will be equal to 85% of the average of the three lowest closing prices our common stock during the preceding 20 trading days. So, if our stock price meets the above conditions and we elect to convert $100,000 of the monthly payment of the note at a time when the fixed conversion price was $1.30 per share and the average of the three lowest closing prices of our common stock during the twenty preceding trading days also was $1.30, then the applicable conversion price would be $1.105 rather than $1.30, and the number of shares issuable upon the conversion would be 90,498 based upon the alternate conversion price rather than 76,923 based upon the fixed conversion price. The resale of those shares into the market would very likely depress the market price of our common stock because our stock is thinly traded and because Laurus could resell those shares at a discount to the market price and still realize a profit.

         For example, Laurus could resell the 90,498 shares at a price of $1.20, which is $0.095 above the hypothetical $1.105 alternate conversion price but $0.10 below the $1.30 hypothetical market price. If such a sale were to cause the average of the three lowest closing prices of our common stock to decline from $1.30 to $1.20 during the twenty trading days preceding Laurus' next conversion at an alternate conversion price, then, upon our election, Laurus must convert all or any remaining portion of the Convertible Note monthly payment at a conversion price equal to 85% of $1.20, or $1.02, and then resell those shares at a discount from this new, lower market price while still making a profit on the resale, such as selling for $1.10 and still realizing a $0.08 profit while causing the market price to go to $1.10. Consequently, the market price of our common stock could decline and the voting power and value of your investment could be subject to unlimited additional dilution if we elect to have Laurus repeatedly convert portions of the Convertible Note monthly payment at alternate conversion prices and then Laurus resells those underlying shares into the market.

     CONTRACTUAL LIMITATIONS THAT RESTRICT CONVERSION OF THE LAURUS NOTES AND EXERCISE OF THE LAURUS WARRANTS MAY NOT NECESSARILY PREVENT SUBSTANTIAL DILUTION OF THE VOTING POWER AND VALUE OF YOUR INVESTMENT.

         The contractual limitations that restrict conversion of the Laurus Notes into, or the exercise of the December 2002 Warrant or July 2003 Warrant (collectively, "Laurus Warrants") for, shares of our common stock are limited in their application and effect and may not prevent substantial dilution of your investment. Laurus may not on any given date convert the Convertible Note if, and to the extent, that the conversion would result in the issuance of a number of shares of common stock with a dollar value that exceeds 25% of the aggregate dollar trading volume of our common stock during the preceding 30 trading days. However, Laurus may make a series of smaller conversions that do not exceed this limitation but that result in a decline in the market price of our common stock and a decline in the voting power and value of your investment, particularly if Laurus sequentially converts portions of the note into shares of our common stock at alternate conversion prices and resells those shares into the market, as described elsewhere in these risk factors.

         In addition, contractual 4.99% beneficial ownership limitations prohibit Laurus or us from converting the Laurus Notes, and prohibit Laurus from exercising the Laurus Warrants, if and to the extent that the conversion would result in Laurus, together with its affiliates, beneficially owning more than 4.99% of our outstanding common stock. However, this 4.99% limitation automatically becomes void upon an event of default under the Laurus Notes and can be waived by Laurus upon 75 days' advance notice to us. In addition, this 4.99% limitation does not prevent Laurus or us from converting the Laurus Notes into, or exercising the Laurus Warrants for, shares of common stock and then reselling those shares in stages over time where Laurus and its affiliates to do not, at any given time, beneficially own shares in excess of the 4.99% limitation. Further, a contractual limitation that prohibits Laurus from converting the Convertible Note and the July 2003 Warrant if, and to the extent, the conversion would result in Laurus and its affiliates beneficially owning more than 3,563,524 shares of our common stock, will be removed if and when we obtain stockholder approval at Laurus' request or if an exemption from applicable Nasdaq corporate governance rules becomes available. Consequently, these limitations will not necessarily prevent substantial dilution of the voting power and value of your investment.

     CONVERSIONS OF THE LAURUS NOTES AT DRAMATICALLY REDUCED CONVERSION PRICES COULD RESULT IN A CHANGE OF CONTROL OF OUR COMPANY.

         A change of control of our company could occur if, as discussed elsewhere in these risk factors, conversions of the Laurus Notes occur at dramatically reduced conversion prices, such as if Laurus sequentially converts portions of the Convertible Note at alternate conversion prices into shares of our common stock and resells those shares into the market, or if the fixed conversion price of the Convertible Note is reduced to a substantially lower price upon our issuance of securities at a lower price. If a change of control occurs, then the stockholders who historically have controlled our company would no longer have the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. Instead, one or more other stockholders could gain the ability to exert this type of control and may also, through control of the board of directors and voting power, be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets.

     WE HAVE TRANSFERED OUR LISTING TO THE NASDAQ SMALLCAP MARKET FROM THE NASDAQ NATIONAL MARKET, WHICH COULD REDUCE THE LIQUIDITY OF OUR COMMON STOCK AND INHIBIT OR OUR ABILITY TO RAISE ANY NEEDED WORKING CAPITAL FROM EQUITY INVESTORS.

         With the recognition of $5,824,000 impairment to IT services goodwill in fiscal 2003, along with our operating loss in fiscal 2003, our stockholders' equity has declined below The Nasdaq National Market's minimum continued listing requirement of $10,000,000. On September 8, 2003, we received a Nasdaq staff determination letter indicating that we did not comply with the stockholders equity requirement for continued listing on The Nasdaq National Market. We have transferred our listing to The Nasdaq SmallCap Market. By moving from The Nasdaq National Market to The Nasdaq SmallCap Market, our stock price could decline and the ability of our stockholders and of any potential or future investors to achieve liquidity from our common stock could be severely limited. This could impact our ability to raise any needed additional working capital through equity offerings on acceptable terms.

     IF CONVERSIONS OF THE CONVERTIBLE NOTE AT DRAMATICALLY REDUCED CONVERSION PRICES RESULT IN A CHANGE OF CONTROL OF OUR COMPANY OR THE FAILURE OF OUR COMMON STOCK TO MEET NASDAQ MINIMUM BID PRICE REQUIREMENTS, THEN WE COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH COULD REDUCE THE LIQUIDITY OF OUR COMMON STOCK AND INHIBIT OR PRECLUDE OUR ABILITY TO RAISE ANY NEEDED WORKING CAPITAL FROM EQUITY INVESTORS.

         A change of control of our company or a substantial decline in the market value of our common stock could occur if, as discussed elsewhere in these risk factors, conversions of the Convertible Note occur at dramatically reduced conversion prices, such as if Laurus sequentially converts portions of the note into shares of our common stock and resells those shares into the market. Nasdaq's qualification standards require, among other things, that issuers apply for initial inclusion on Nasdaq following a change of control. Nasdaq looks at many factors in determining whether a change of control has occurred, including without limitation, changes in the management, board of directors, voting power and ownership of a company. If Nasdaq determines that a change of control has occurred due to conversions of the Convertible Note or otherwise, we would need to file a new listing application if we want to maintain our Nasdaq listing. We do not know whether, at the time, if any, that we would file a new listing application with Nasdaq, we would meet the initial listing standards of The Nasdaq SmallCap Market.

         In addition, Nasdaq's quantitative listing standards require, among other things, that listed companies maintain a minimum bid price of $1.00. If our bid price falls and remains below $1.00 for at least 30 consecutive trading days, whether due to sequential conversions of the Convertible Note and or otherwise, we may be delisted if we do not regain compliance with the bid price requirement within any applicable grace period.

         If we are delisted from The Nasdaq SmallCap Market, our stock price could decline and the ability of our stockholders and of any potential or future investors to achieve liquidity from our common stock could be severely limited. This could inhibit, if not preclude, our ability to raise any needed additional working capital through equity offerings on acceptable terms.

    IF WE ARE UNSUCCESSFUL IN ACHIEVING AND MAINTAINING COMPLIANCE WITH OUR
     REGISTRATION OBLIGATIONS WITH REGARD TO THE LAURUS NOTES AND THE JULY 2003 WARRANT, WE WILL INCUR SUBSTANTIAL MONETARY PENALTIES.

         The agreements we entered into in connection with our issuance of the Laurus Notes require us to, among other things, register for resale the shares of common stock issued or issuable under the Laurus Notes and the Laurus Warrants and maintain the effectiveness of the registration statements for an extended period of time. We are subject to liquidated damage assessments of 1% of the principal amount of the Laurus Note as to which the registration obligations relate for each month of non-compliance, subject to pro ration for partial months. If we are unable to obtain and maintain effectiveness of the required registration statements, then we may be required to pay liquidated damages, which would adversely affect our business, operating results, financial condition, and ability to service our other indebtedness by negatively impacting our cash flows.

     OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR CURRENT MANAGEMENT TEAM.

         Our founder, Chairman and Chief Executive Officer, Amrit K. Das, and our Chief Operating Officer, Santanu Das, have each been with us for at least 17 years and 13 years, respectively. Their experience, expertise, industry knowledge and historical company knowledge would be extremely difficult to replace if we were to lose the services of either of them. The precise impact of the loss of services of either of them is extremely difficult to predict, but would likely result in, at a minimum, significant costs to recruit, hire and retain a successor and impaired operating results while the successor was being recruited and transitioning into the position.

     THE MARKETS IN WHICH WE CURRENTLY COMPETE AND PLAN TO COMPETE ARE AND WILL CONTINUE TO BE HIGHLY COMPETITIVE, WHICH HAS RESULTED IN SIGNIFICANT PRICE COMPETITION AND LOWER PROFIT MARGINS AND MAY ALSO RESULT IN REDUCED REVENUES OR LOSS OF MARKET SHARE.

         The Internet-based services, Internet-based engineering software products and services and telephony services markets each are highly competitive. The market for Internet-based products and services is characterized by an increasing number of entrants due to low start-up costs. Some of our competitors and potential competitors have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than ours. Our competitors may develop products and services that are superior to ours or achieve greater market acceptance. Our future success will depend significantly upon our ability to increase our share of our target markets and to sell additional products, product enhancements and services to our customers. We are experiencing pricing and margin pressures as we work to expand the market share of our software products and services. We also are experiencing lower profit margins in our telephony operations due to the turmoil in that market sector. As a result of these pricing and margin pressures, we may experience declines in our revenues and market share.

     IF THE QUALITY AND MAINTENANCE OF THE THIRD-PARTY COMMUNICATIONS INFRASTRUCTURE ON WHICH WE RELY SUFFERS, OUR SERVICE COULD BE DISRUPTED, OUR REPUTATION COULD BE HARMED AND WE COULD LOSE CUSTOMERS.

         We rely on a third-party communications infrastructure to carry our voice traffic. We have no control over whether the infrastructure on which we rely will be adequately maintained by the third parties or whether the third parties will be able to upgrade or improve their equipment and prevent it from becoming obsolete. If the third parties fail to maintain, upgrade or improve their equipment, our ability to provide services would be impaired or interrupted. Impairments or interruptions, particularly impairments or interruptions that are frequent or long-lasting, could harm our reputation and cause us to lose existing or potential customers.

     OUR OPERATING RESULTS MAY BE ADVERSELY IMPACTED BY EXCHANGE RATE FLUCTUATIONS.

         We have established and acquired international subsidiaries that prepare their balance sheets in the relevant foreign currency. In order to be included in our consolidated financial statements, these balance sheets are converted, at the then current exchange rate, into U.S. dollars, and the statements of operations are converted using weighted average exchange rates for the applicable periods. Foreign currency denominated sales may result in gains and losses on the conversion to U.S. dollars. Therefore, exchange rate fluctuations can have a detrimental effect on our reported operating results. We do not engage in hedging activities to protect against the risk of currency fluctuations.

     WE SELL A SIGNIFICANT PORTION OF OUR PRODUCTS AND SERVICES TO CUSTOMERS IN INTERNATIONAL MARKETS IN WHICH WE MAY HAVE DIFFICULTY PROTECTING IMPORTANT INTELLECTUAL PROPERTY RIGHTS.

         Sales of our products and services to customers located outside the U.S. accounted for approximately 37.7% and 46.5% of our total net revenues for the fiscal year ended March 31, 2003 and the six months ended September 30, 2003, respectively. Our intellectual property rights are an important aspect of our international business. We rely primarily on a combination of contract, copyright, trademark and trade secret laws, domain registration, license and confidentiality agreements and software security measures to protect our proprietary technology. However, we believe that existing laws provide limited protection for our technology and that it may be possible for a third party to misappropriate our technology or to independently develop similar technology.

         Protective measures we take may be even less effective in the emerging Internet law field because online contracting, privacy and liability issues, among others, are still being resolved. This lack of certainty is even greater in India, where the use of the Internet is less evolved than in the U.S. In addition, effective copyright and trade secret protection may not be available in every jurisdiction where we distribute our products, particularly in foreign countries where the laws generally offer no protection or less protection than the laws of the U.S. The laws of India and other foreign countries in which we operate do not protect intellectual property rights to the same extent as those of the U.S. For example, India's statutory laws do not protect service marks. Because a significant portion of our sales of products and services comes from international markets, this lack of copyright and trade secret protection could adversely affect our business and results of operations if a third party were successful in copying our products and services and marketing products and services similar to ours.

     CONFLICTS INVOLVING INDIA AND FUTURE CHANGES IN THE INDIAN GOVERNMENT POLICY FAVORING ECONOMIC LIBERALIZATION COULD MAKE OUR INDIAN OPERATIONS ECONOMICALLY UNVIABLE.

         During the fiscal year ended March 31, 2003 and the six months ended September 30, 2003, we derived only approximately 6.2% and 9.5%, respectively, of our total net revenues from sales made by our Indian operations, primarily to customers in India. However, nearly one-half of our employees, many of whom are engaged in non-sales activities such as technical support and research and development, were based in India. India has from time to time experienced civil unrest and hostilities with its neighboring countries. Although the Indian government has changed three times since 1996, the government of India has pursued policies of economic liberalization throughout the past decade. These policies have resulted in significantly increased opportunities for publicly and privately held businesses in the information technology services markets in which we operate in India. However, we cannot assure you that the current government will remain in power or that these policies will continue. A significant change in the Indian government's policies could cause our operations in India to become more expensive or more difficult, and in either case cause us to have to re-evaluate the economic viability of operating there. Moreover, if civil unrest or hostilities involving India and any of its neighboring countries should occur, it could have an adverse effect on the communication infrastructure in India, which could, in turn, cause our operations there to cease making economic sense. In that event, we may need to expend significant time and resources in relocating and conducting our Indian operations elsewhere.

    THE RECENT WAR AND CONTINUING TENSIONS IN THE MIDDLE EAST COULD ADVERSELY AFFECT INTERNATIONAL TRAVEL WHICH, IN TURN, COULD NEGATIVELY IMPACT REVENUES FROM OUR TRAVEL BUSINESS.

         The recent war between Iraq and the coalition forces and continuing tensions in the Middle East may adversely impact international travel. Since our travel division derives over 80% of its revenues from international travel, decreases in international travel are likely to reduce revenues from our travel business and for our company overall. If the recent war or subsequent factors affect international travel patterns for more than a short period, our revenues and results of operations could be negatively impacted.

    CHANGING TECHNOLOGY MAY RENDER OUR PRODUCT AND SERVICE OFFERINGS OBSOLETE AND, THEREFORE, UNMARKETABLE.

         Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause our customers to defer or cancel purchases of existing products or services.

     U.S. FEDERAL OR STATE GOVERNMENTS MAY INCREASE TELEPHONY REGULATION, WHICH COULD CAUSE THAT BUSINESS TO BECOME ECONOMICALLY UNVIABLE, EITHER AS A RESULT OF INCREASED EXPENSES OR AS A RESULT OF LIMITATIONS ON GROWING THAT BUSINESS.

         Our provision of telecommunications services is subject to government regulation in the U.S. Federal law regulates international and interstate telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations by Congress, by the Federal Communications Commission, or the FCC, or any state could cause operating in this field to become more expensive or could cause expansion to become more difficult, such as by limiting the ability to obtain necessary licenses. We cannot assure you that the regulatory authorities in one or more states or the FCC will not take action which could have a negative impact on the viability of this aspect of our business.

     OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES OF OUR COMMON STOCK.

         The market prices of securities of technology-based companies like ours, particularly Internet-related companies, currently are highly volatile. The market price of our common stock has fluctuated significantly in the past. In fact, during the 52-week period ended January 22, 2004, the high and low sale prices of a share of our common stock were $2.32 and $0.68, respectively. Our market price may continue to exhibit significant fluctuations in response to a variety of factors, many of which are beyond our control. These factors include, among others, deviations in our results of operations from the estimates of securities analysts, changes in securities analysts' estimates of our financial performance, changes in market valuations of similar companies and stock market price and volume fluctuations generally. Additionally, until the full effects of our cost-cutting efforts that began more than two years ago become clear, including whether those cuts have a long-term negative impact on revenues, it is likely that our quarter-to-quarter performance will be unpredictable and our stock price particularly volatile.

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Because of the volatility of the market price of our common stock, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

     OUR NET OPERATING LOSS CARRYFORWARDS MAY BE SUBJECT TO AN ANNUAL LIMITATION ON THEIR UTILIZATION, WHICH MAY INCREASE OUR TAXES AND DECREASE AFTER-TAX INCOME AND CASH FLOWS.

         As of March 31, 2003, we had available net operating loss carryforwards of $15,601,000 for federal income tax purposes and $8,710,000 for state income tax purposes. Due to the "change in ownership" provisions of the Tax Reform Act of 1986, our net operating loss carryforwards may be subject to an annual limitation on the utilization of these carryforwards against taxable income in future periods if a cumulative change in ownership of more than 50% occurs within any three-year period. To the extent we are unable to fully use these net operating loss carryforwards to offset future taxable income, we will be subject to income taxes on future taxable income, which will decrease our after-tax income and cash flows.

     THE CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK GIVES A FEW INDIVIDUALS SIGNIFICANT CONTROL OVER IMPORTANT POLICY DECISIONS AND COULD DELAY OR PREVENT CHANGES IN CONTROL.

         As of January 22, 2004, our executive officers and directors and their family members together beneficially owned approximately 41.5% of the issued and outstanding shares of our common stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. As a result, these persons have the ability to exert significant control over matters that could include the election of directors, changes in the size and composition of the board of directors, and mergers and other business combinations involving our company. In addition, through control of the board of directors and voting power, they may be able to control certain decisions, including decisions regarding the qualification and appointment of officers, dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of our assets. In addition, the concentration of voting power in the hands of those individuals could have the effect of delaying or preventing a change in control of our company, even if the change in control would benefit our stockholders. A perception in the investment community of an anti-takeover environment at our company could cause investors to value our stock lower than in the absence of such a perception.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that those forward-looking statements be subject to the safe harbors created by those sections. These forward-looking statements generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance, and can generally be identified by the use of the words "believe," "intend," "plan," "expect," "forecast," "project," "may," "should," "could," "seek," "pro forma," "estimates," "continues," "anticipate" and similar words. The forward-looking statements and associated risks may include, relate to, or be qualified by other important factors, including, without limitation:

         o our ability to return to profitability and obtain additional working capital, if required;
         o our ability to successfully implement our future business plans;
         o our ability to attract strategic partners, alliances and advertisers;
         o        our ability to hire and retain qualified personnel;
         o        the risks of uncertainty of trademark protection;
         o risks associated with existing and future governmental regulation to which we are subject;
         o uncertainties relating to economic conditions in the markets in which we currently operate and in which we intend to operate in the future; and
         o the risks associated with the transfer of our listing from The Nasdaq National Market to The Nasdaq SmallCap Market.

         These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements. We do not undertake to update, revise or correct any forward-looking statements.

         Any of the factors described above or in the "Risk Factors" section above could cause our financial results, including our net income (loss) or growth in net income (loss) to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

                             SELLING SECURITY HOLDERS

         Laurus, a selling security holder, may sell from time to time under this prospectus up to 2,676,249 shares of our common stock, which comprises of 180,000 shares of our common stock issuable upon exercise of the July 2003 Warrant and up to 2,496,249 representing a good faith estimate of 200% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note at the fixed conversion price of $1.30 per share. We issued the Convertible Note to Laurus in a strategic financing transaction described above under the heading "Prospectus Summary - The Laurus Master Fund, Ltd. Strategic Financing."

         J.P. Turner and Company, LLC, The Seidler Companies Incorporated, Silverman Heller Associates, Garret Vreeland, Jyoti Chatterjee, Rutan and Tucker, LLP and Richardson & Patel, LLP, selling security holders, may sell from time to time under this prospectus up to 765,000 shares of our common stock. We issued the common stock for services rendered as described above under the heading "Prospectus Summary - "Other Selling Security Holders"

         The following table sets forth, to our knowledge, certain information about Laurus and the other selling security holders as of December 31, 2003. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. To our knowledge, Laurus and the other selling security holders each has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by each, except as otherwise described in this paragraph. Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC. The address for Messrs. David Grin and Eugene Grin is 152, West 57th St., New York, NY 10019. Power to vote or dispose of the shares beneficially owned by J.P. Turner and Company, LLC is held by Patrick J. Power, as Managing Director. Power to vote or dispose of the shares beneficially owned by The Seidler Companies Incorporated is held by Brian C. Mulvaney, as Managing Director. Power to vote or dispose of the shares beneficially owned by Silverman Heller Associates is held by Eugene
G. Heller, as Principal. Power to vote or dispose of the shares beneficially owned by Rutan & Tucker, LLP is held by Greg Amber, as Partner. Power to vote or dispose of the shares beneficially owned by Richardson & Patel, LLP is held by Nimish Patel, as Partner.

         Percentage of beneficial ownership is based on 17,987,154 shares of common stock issued and outstanding and/or issuable as of the date of the table.

                                  SHARES OF COMMON                                SHARES OF
                                 STOCK BENEFICIALLY                             COMMON STOCK
                                    OWNED PRIOR            SHARES OF            BENEFICIALLY
                                    TO OFFERING           COMMON STOCK     OWNED AFTER OFFERING (3)
                              -------------------------      BEING       ---------------------------
SELLING SECURITY HOLDER         NUMBER         PERCENTAGE   REGISTERED        NUMBER    PERCENTAGE
-----------------------         ------         ----------     ----------       ------    ----------
Laurus Master Fund, Ltd.         4,184,487(2)(3)   18.9%    2,676,249(4)    1,508,238(5)(1) 6.8%

J.P. Turner and Company, LLC        -               *         235,000               0(1)     *

The Seidler Companies, Inc.         -               *         200,000               0(1)     *

Silverman Heller Associates         -               *          50,000               0(1)     *

Garret Vreeland                    20,000(6)        *          10,000          10,000(1)     *

Jyoti Chatterjee                  727,490(7)       3.9%       200,000         527,490(7)(1) 2.8%

Rutan & Tucker, LLP                 50,000           *         50,000               0(1)     *

Richardson & Patel, LLP             20,000           *         20,000               0(1)     *

------------------
(*)      Less than 1%.

(1) The amount assumes the sale of all shares being offered under this prospectus.

(2)      Includes (i) 180,000 shares underlying the July 2003 Warrant;
         (ii) 2,496,249 shares representing a good faith estimate of 200% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note at the fixed conversion price of $1.30 per share; and (iii) 1,308,238 shares underlying the December 2002 Note and 200,000 shares underlying the December 2002 Warrant which are registered under a separate registration statement on Form S-3 filed with the Commission on October 6, 2003.

(3) As described above under the heading "Prospectus Summary - The Laurus Master Fund, Ltd. Strategic Financing," Laurus has contractually agreed to restrict its ability to convert the Convertible Note and the December 2002 Note or exercise the December 2002 Warrant and the July 2003 Warrant and receive shares of our common stock such that the number of shares of common stock held by it and its affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock. This restriction will become void upon the occurrence of an event of default under the Convertible Note or the December 2002 Note or upon 75 days' advance notice from Laurus to us. As of the date of the table, this restriction was effective.

(4) Includes 180,000 shares underlying the July 2003 Warrant and 2,496,249 shares representing a good faith estimate of 200% of the shares that may become issuable upon conversion of the principal of and interest on the Convertible Note at the fixed conversion price of $1.30 per share.

(5) Assumes all shares registered on the Company's Form S-3 Registration Statement filed with the SEC on October 6, 2003 (File No. 333-109517), have not been sold.

(6) Includes 10,000 shares underlying an option and 10,000 shares of common stock.

(7) Includes 456,000 shares underlying various options, 271,490 shares of common stock.

                              PLAN OF DISTRIBUTION

         The selling security holders, Laurus, J.P. Turner and Company, LLC, The Seidler Companies Incorporated, Silverman Heller Associates, Garret Vreeland, Jyoti Chatterjee, Rutan and Tucker, LLP, and Richardson & Patel, LLP, and any of their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;
         o an exchange distribution in accordance with the rules of the applicable exchange;
         o        privately negotiated transactions;
         o broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;
         o        a combination of any of these methods of sale; or
         o any other method permitted by applicable law, except that Laurus has agreed that it has not engaged and will not engage or cause, advise, ask or assist any person or entity, directly or indirectly, to engage, in short sales or our common stock, which are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller's control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

         The sale price to the public may be:

         o        the market price prevailing at the time of sale;
         o        a price related to the prevailing market price;
         o        at negotiated prices; or
         o a price a selling security holder determines from time to time.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are not deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

         In the event sales are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In such post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

         The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, the selling security holders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If the selling security holders inform us that they have entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

         If Laurus transfers the Convertible Note or the July 2003 Warrant prior to conversion or exercise, the transferee of those derivative securities may not sell the shares of common stock issuable upon conversion or exercise of those derivative securities under the terms of this prospectus unless we amend or supplement this prospectus to cover such sales. In addition, if any shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

         For the period a holder holds the Convertible Note and/or the July 2003 Warrant, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon conversion or exercise of those derivative securities. The terms on which we could obtain additional capital during the period in which those derivative securities remain outstanding may be adversely affected. The holders of the derivative securities are most likely to voluntarily convert or exercise those derivative securities when the conversion price or exercise price is less than the market price for our common stock. However, we cannot assure you as to whether any of those derivative securities will be converted or exercised.

         Notwithstanding the above provisions of this plan of distribution, J.P. Turner and Company, LLC and The Seidler Companies Incorporated have each agreed to restrict its weekly sales of share of the our common stock issuable upon exercise of their respective warrants to no more than such number of shares as equals ten percent of the total trading volume of our common stock for the ten days prior to its sale as reported by Bloomberg, L.P.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock offered by Laurus, Garret Vreeland, Rutan & Tucker LLP or Richardson & Patel, LLP under this prospectus. Upon selling the common stock underlying the Convertible Note and/or the July 2003 Warrant, the selling security holder will receive all proceeds directly. We will receive proceeds of approximately $300,300 from the exercise of the July 2003 Warrant. We will also receive proceeds of approximately $796,500 from the exercise of warrants and option by other selling security holders. Such amounts will be used for working capital purposes.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the corporation.

         Our certificate of incorporation provides that, except in certain specified instances, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors.

         In addition, our certificate of incorporation and bylaws obligate us to indemnify our directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of ours. Our bylaws also authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against that person in that capacity, whether or not we would have the power to indemnify that person under the provisions of the Delaware General Corporation Law.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Commission, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     EXPERTS

         The consolidated financial statements of netGuru, Inc. and subsidiaries as of March 31, 2003, and for the years ended March 31, 2003 and 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2003 consolidated financial statements refers to netGuru, Inc.'s adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002.

                                  LEGAL MATTERS

         The legality of the securities offered under this prospectus will be passed upon for us by Richardson & Patel LLP, Los Angeles, California. Richardson & Patel, LLP is registering 20,000 shares of our common stock under this prospectus.

                          TRANSFER AGENT AND REGISTRAR

         The stock transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our filings with the Commission are also available to the public at the Commission's Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq SmallCap Market. Our reports, proxy statements and other information are also available to the public on Nasdaq's Web site at http://www.nasdaq.com.

         This prospectus is part of a registration statement on Form S-3 filed with the Commission under the Securities Act. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to our company and the securities offered under this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission is not necessarily complete, and in each case you should refer to the copy of the document filed for more complete information.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

         o        Our Current Report on Form 8-K for November 12, 2003 (file no.
                  000-28560) filed with the Commission on November 14, 2003;

         o Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 (file no. 000-28560) field with the Commission on November 14, 2003;

         o        Our Current Report on Form 8-K for October 8, 2003 (file no.
                  000-28560) filed with the Commission on October 15, 2003;

         o Our Current Report on Form 8-K for September 12, 2003 (file no. 000-28560) filed with the Commission on September 16, 2003;

         o Amendment No. 1 to our Current Report on Form 8-K for July 25, 2003 (file no. 000-28560) filed with the Commission on August 19, 2003;

         o Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 (file no. 000-28560) filed with the Commission on August 14, 2003;

         o Our Current Report on Form 8-K for July 25, 2003 (file no. 000-28560) filed with the Commission on August 8, 2003;

         o Our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003 (file no. 000-28560) filed with the Commission on July 15, 2003;

         o Amendment No. 3 to our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 (file no. 000-28560) filed with the Commission on May 6, 2003; and

         o The description of our common stock contained in our Current Report on Form 8-K (file no. 000-28560) filed with the Commission on March 19, 2002.

         Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

         Not withstanding the above, information that is "furnished to" the Commission shall not be deemed "filed with" the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

         The consolidated financial statements and related independent auditors' reports included in Amendment No. 3 to our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002 and Amendment No. 1 to our Current Report on Form 8-K for April 1, 2002, have been superseded by the consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003, and as a result, do not constitute part of this registration statement or prospectus.

         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

                                  netGuru, Inc.
                            22700 Savi Ranch Parkway
                              Yorba Linda, CA 92887
                             Attention: Clara Young
                            Telephone: (714) 974-2500

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the registrant, are as follows:

         Securities and Exchange Commission registration fee     $       428.74
         Printing expense                                        $       500.00
         Legal fees and expenses                                 $    10,000.00
         Accounting fees                                         $    10,000.00
         Miscellaneous expenses                                  $       500.00
                                                                 ---------------

                                Total                            $    21,428.74

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a pending or completed action, suit or proceeding if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in the best interests of the company.

         The registrant's certificate of incorporation provides that, except in certain specified instances, a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

         In addition, the registrant's certificate of incorporation and bylaws obligate the registrant to indemnify its directors and officers against expenses and other amounts reasonably incurred in connection with any proceeding arising from the fact that such person is or was an agent of the registrant. The registrant's bylaws also authorize the registrant to purchase and maintain insurance on behalf of any director or officer of the registrant against any liability asserted against such person in such capacity, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

ITEM 16. EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------

4.1 netGuru, Inc. Securities Purchase Agreement dated December 4, 2003 by and between netGuru, Inc. and Laurus Master Fund, Ltd.

4.2 5% Convertible Note dated December 4, 2003 in the principal amount of $1,400,000 made by netGuru, Inc. in favor of Laurus Master Fund, Ltd.

4.3 Registration Rights Agreement dated December 4, 2003 issued by netGuru, Inc. in favor of Laurus Master Fund, Ltd.

4.4 Security Agreement dated December 4, 2003 by and between netGuru, Inc. and Laurus Master Fund, Ltd.

4.5 Separation and Release Agreement dated December 24, 2003 by and between netGuru, Inc. and Jyoti Chatterjee.

4.6 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of J.P. Turner and Company, LLC.

4.7 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of The Seidler Companies, Inc.

4.8 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of Silverman Heller Associates, Inc.

5.1               Opinion of Richardson & Patel, LLP

23.1              Independent Auditors' Consent

23.2              Consent of Richardson & Patel, LLP (contained in Exhibit 5.1)

24.1 Power of Attorney (contained on the signature page to this registration statement)
----------

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any additional or changed material information on the plan of distribution.

         Provided however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) For determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yorba Linda, State of California, on January 22, 2004.

                                     netGuru, Inc.

                                     By:  /s/ Amrit K. Das
                                          --------------------------------------
                                          Amrit K. Das, Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of netGuru, Inc., a Delaware corporation that is filing a registration statement on Form S-3 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Amrit K. Das their true and lawful attorney-in-fact and agent; with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments to the registration statement, including a prospectus or an amended prospectus therein, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all interests and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities on the dates indicated.

                  Name                                 Title                              Date
                  ----                                 -----                              ----

/s/ Amrit K. Das                        Chairman of the Board, Chief Executive       January 22, 2004
--------------------------------------  Officer and Director (principal executive
Amrit K. Das                            officer)

/s/ Santanu Das                         Chief Operating Officer and                  January 22, 2004
--------------------------------------  Director
Santanu Das

/s/ Bruce Nelson                         Chief Financial Officer                     January 22, 2004
--------------------------------------  (principal financial officer)
Bruce Nelson

/s/ Benedict A. Eazzetta                 Director                                    January 23, 2004
---------------------------------------
Benedict A. Eazzetta

/s/ D. Dean McCormick III                Director                                    January 23, 2004
--------------------------------------
D. Dean McCormick, III

/s/ Stanley W. Corbett                   Director                                    January 22, 2004
----------------------------------------
Stanley W. Corbett

            INDEX TO EXHIBITS FILED WITH THIS REGISTRATION STATEMENT

EXHIBIT NO.                DESCRIPTION
-----------                -----------

4.1 netGuru, Inc. Securities Purchase Agreement dated December 4, 2003 by and between netGuru, Inc. and Laurus Master Fund, Ltd.

4.2 5% Convertible Note dated December 4, 2003 in the principal amount of $1,400,000 made by netGuru, Inc. in favor of Laurus Master Fund, Ltd.

4.3 Registration Rights Agreement dated December 4, 2003 issued by netGuru, Inc. in favor of Laurus Master Fund, Ltd.

4.4 Security Agreement dated December 4, 2003 by and between netGuru, Inc. and Laurus Master Fund, Ltd.

4.5 Separation and Release Agreement dated December 24, 2003 by and between netGuru, Inc. and Jyoti Chatterjee.

4.6 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of J.P. Turner and Company, LLC.

4.7 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of The Seidler Companies, Inc.

4.8 Common Stock Purchase Warrant dated December 31, 2003 issued by netGuru, Inc. in favor of Silverman Heller Associates, Inc.

5.1               Opinion of Richardson & Patel, LLP

23.1              Independent Auditors' Consent

23.2              Consent of Richardson & Patel, LLP (contained in Exhibit 5.1)

24.1 Power of Attorney (contained on the signature page to this registration statement)